Exhibit 1.01

Bio-Techne Corporation

Conflict Minerals Report

For the Year Ended December 31, 2022

Introduction

This Conflict Minerals Report for Bio-Techne Corporation (“Bio-Techne,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2022 to December 31, 2022. For the purposes of required good faith reasonable country of origin inquiry, despite the challenges of the pandemic and supplier interruptions and changes that continued through much of 2022, Bio-Techne continued to seek and receive supply chain responses, including after December 31. This Report reflects those steps and communications.

Rule 13p-1 is applicable to SEC issuers that manufacture products where “conflict minerals are necessary to the functionality or production” of the product. This regulation requires SEC registrants to disclose annually through the Form SD whether certain minerals (namely tin, tungsten, tantalum, and gold, collectively known as “Conflict Minerals” or “3TG”) originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). In certain circumstances, this regulation also requires companies to furnish annually to the SEC a public report outlining the due diligence exercised by the company to determine the source and origin of 3TGs in the product(s) they produce.

As permitted by applicable guidance of the SEC, Bio-Techne has not obtained an independent private sector audit of this Report within the meaning of the Rule.

1.Company Overview

Bio-Techne is a Minnesota corporation and was incorporated in 1981. Bio-Techne and its affiliates have approximately 3000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, and research institutions globally. We serve our customers with products through our premier brands, R&D Systems, Novus Biologicals, ProteinSimple, Tocris BioSciences, Advanced Cell Diagnostics, Exosome Diagnostics, and Asuragen. We provide the life sciences community with innovative, high-quality scientific tools to better understand biological processes and drive discovery. In line with this mission, we are committed to the responsible sourcing of materials used in our products, and we strive to interact with partners who share these values.

Most of the products we manufacture or contract to manufacture do not contain conflict minerals. However, under our ProteinSimple brand included in our Analytical Solutions Division, we sell instruments, some of which include 3TG. We also sell two other small groups of reagent products, one under our Novus Biologicals and R&D Systems brands that contains 3TG. These product lines collectively are the subject of this Report. This Report does not include the products made by Namocell, Inc. which Bio-Techne acquired on July 1, 2022, though the Namocell brand’s products will be included within Bio-Techne’s due diligence for its 2023 Conflict Minerals Report.

2.Supply Chain Overview

We have performed an analysis of our products, and the role that suppliers play throughout our manufacturing processes. We defined the scope of our conflict minerals due diligence by identifying our current suppliers that provide instrument components or engage in manufacturing activities that are likely to contain 3TG. We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI) and launched our conflict minerals due diligence communication survey to these suppliers.

We have historically purchased many of the components and raw materials used in our products from numerous suppliers worldwide. As we do not source directly from smelters or mines, we are working with our suppliers to understand the sources of the metals contained in our products. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from their upstream supply chain sources.

We work with most of our suppliers on a purchase order basis. However, we do have supply contracts with certain of our suppliers. To the extent we have them, contracts with our suppliers may be in force for multiple years, so we are not always able to unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we add a clause to require suppliers to provide information about the source of conflict minerals and smelters. While we have made progress in this regard, it will take a number of years to ensure that the supplier contracts we do have in place contain appropriate flow-down clauses. In the meantime, as described below, we are working with suppliers to ensure they provide the 3TG sourcing information.

3. RCOI

We conducted an analysis of our products and found that Conflict Minerals can be found primarily in certain of our instruments sold by our Analytical Solutions division. Initially, we focused on the largest suppliers of the instrument products most likely to produce components containing 3TG. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule. In subsequent years, we have broadened our efforts to include smaller suppliers as well.

Despite having conducted the RCOI, we are unable with absolute assurance to determine the country of origin of the 3TG in our products, and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC this Conflict Minerals Report as an Exhibit to Form SD.

The products that we manufacture that are subject to the reporting obligations of Rule 13p-1 are “DRC conflict undeterminable” because we have been unable to determine, after exercising due diligence as required by the Rule: (a) the country of origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; (b) the facilities used to process them; (c) their mine or location of origin; (d) or that such 3TG did not directly or indirectly finance or benefit armed groups in the Covered Countries. Because of our size, the complexity of our products, the fact that we buy primarily from smaller suppliers that lack supply chain infrastructure, and the depth and breadth of our supply chain, it is difficult to identify sources upstream from our direct suppliers.

In accordance with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the Conflict Minerals Rule, this Report is publicly available on our website at www.Bio-Techne.com.

4. Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the five-step framework in OECD Guidance and the related Supplements for 3TG. The subsections below describe the five steps in our due diligence process, based on the OECD Guidance.

Step 1: Establish Strong Company Management Systems

Bio-Techne has adopted a Supplier Code of Conduct which incorporates our policies on conflict minerals; it is posted on our website at www.Bio-Techne.com.

Internal Team: Bio-Techne’s Analytical Solutions division, which is the predominant division impacted by Rule 13p-1, has established a management system for Conflict Minerals. Our management system is sponsored by the Vice President of Operations and Supply Chain for the larger Protein Sciences segment as well as individuals from relevant functions within the Analytical Solutions division such as supply chain and manufacturing engineering. The team is responsible for implementing our conflict minerals compliance strategy and reports to the Protein Sciences segment President.

Control Systems: Controls include, but are not limited to, our Code of Ethics and Business Conduct, which outlines expected behaviors for all Bio-Techne employees, our Supplier Code of Conduct, and our requests that suppliers provide us with Conflict Mineral information, including the completion of the CFSI Conflict Minerals Reporting Template (Template).

Supplier Engagement: With respect to the OECD due diligence guidance to strengthen engagement with suppliers, we are utilizing our Purchasing and Supply Chain teams at several sites to contact suppliers. We continue to develop a supplier communication package to assist with the education of our suppliers. As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of conflict minerals and smelters. For those suppliers with whom we contract through purchase orders, we will be seeking cooperation through enhanced purchase order terms and our policies.

Grievance Mechanism: We have multiple longstanding grievance mechanisms whereby employees, suppliers and other parties can report violations of Bio-Techne’s policies. Technical Support receives complaints and inquiries from customers, suppliers and partners for all Bio-Techne supported products.

Maintain records: We retain relevant records related to compliance with the Rule.

Step 2: Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, the fact that many of our suppliers are small and unsophisticated, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on these suppliers to provide us with information about the source of any conflict minerals contained in the components supplied to us. Moreover, many of our direct and indirect suppliers are similarly reliant upon information provided by their suppliers. We continue to implement a risk-based approach that focuses on our most significant suppliers in 2022, which is substantially unchanged from prior years. As our program matures, we will continue to broaden our program to include all relevant suppliers.

Step 3: Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Bio-Techne instituted a risk management plan relating to our supply chain, through which risks are identified and mitigations developed. The conflict minerals program is implemented, managed and monitored through the RCOI due diligence plan.

As part of our risk management plan, to ensure suppliers understand our expectations, our purchasing management has provided the Template to relevant direct suppliers. The Template contains instructions, definitions and a questionnaire that must be completed and signed by an appropriate supplier signatory. We communicate with any of our suppliers when the source of the 3TG is unclear, as provided in the OECD guidance. When we identify a risk in the supply chain, we will engage with our direct supplier and develop a time frame in which the risk can be mitigated, which may include taking appropriate steps to transition procurement from a different supplier. To date, we have not yet terminated a contract or replaced a supplier for reasons solely related to conflict minerals compliance.

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our utilization in the CFSI. We did not, and are not required to, obtain our own independent private sector audit of this Report.

Step 5: Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Conflict Minerals Rule, this Report is publicly available on our website at www.Bio-Techne.com.

5.Due Diligence Process and Results

Request Information

We continue to conduct surveys of suppliers using the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. The Template includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters Bio-Techne’s suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in a company's products, as well as supplier due diligence. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses

We reviewed our current list of suppliers in the relevant affiliates to identify those with likely 3TG content. We identified 148 suppliers who we thought might include 3TG in the components they supply to us and we distributed surveys to most of them. Of the 133 suppliers to whom we sent surveys, we received responses from 99 suppliers.

In a few cases, the suppliers confirmed that their products supplied to us did not include 3TG content. For those that did have 3TG content, some of the responses received provided data at a company or divisional level or the suppliers were unable to specify the smelters or refiners used for components supplied to Bio-Techne, such that additional follow up will be required. Consistent with a risk-based approach, we have or will focus our follow-up on the largest of the suppliers. As of the date of this filing, we have obtained compliance information on suppliers representing approximately 76% of our 3TG suppliers, either through completed survey responses or from compliance information available on the supplier websites. Some of the entities listed by our suppliers as smelters or refiners were unable to be validated as in fact being smelters or refiners. We will continue to work with suppliers to better identify sources.

Efforts to determine mine or location of origin

Through our use of guidance proposed by CFSI and iTSCi, the OECD implementation programs, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. Furthermore, Bio-Techne supports the refinement and expansion of the list of participating smelters through the CFSI program.

6.	Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.Include a conflict minerals flow-down clause in new or renewed supplier contracts.
b.For those suppliers with whom we order on a purchase order basis, inform them of the compliance requirements in other ways.
c.Provide suppliers with our Supplier Code of Conduct, which includes our commitment to incorporation of conflict free minerals in our products. It also requires suppliers to enact reasonable processes to ensure that the products supplied to the Company will eventually be certified as “DRC Conflict-Free” and to assist us with our conflict minerals compliance by making a reasonable, good-faith effort to answer any questions and to provide all materials requested by the Company regarding this initiative.

d. Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

Forward-Looking Statements

Forward-looking statements are made throughout this Report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the Company’s estimates change and readers should not rely on those forward-looking statements as representing the Company’s views as of any date subsequent to the date of the filing of this Report. A number of important factors could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, “Steps to be taken to mitigate risk” in Part 6.